As Filed with the Securities and Exchange Commission on August 14, 2003

Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SONUS PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	95-4343413 (I.R.S. Employer Identification No.)

22026 20th Avenue S.E., Bothell, Washington 98021
(425) 487-9500
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Richard J. Klein
Chief Financial Officer
Sonus Pharmaceuticals, Inc.
22026 20th Avenue S.E.
Bothell, Washington 98021
(425) 487-9500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
K.C. Schaaf, Esq.
Christopher D. Ivey, Esq.
Stradling Yocca Carlson & Rauth,
A Professional Corporation
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660

     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
Title of each class of securities	Amount to be	offering price	aggregate offering	Amount of
to be registered	registered(1)	per share (2)	price	registration fee

Common Stock ($.001 par value)	5,895,102	$4.01	$23,639,359	$1,912.42

(1)	Pursuant to the terms of that certain Registration Rights Agreement, dated as of July 25, 2003, among the Registrant and the selling security holders, the Registrant is hereby registering the resale of (A) 3,930,071 shares of its common stock issued to such security holders pursuant to the terms of a Securities Purchase Agreement dated as of July 25, 2003 (“Purchase Agreement”) and (B) 1,965,031 shares of its common stock issuable upon exercise of warrants granted on July 25, 2003 pursuant to the Purchase Agreement. Pursuant to Rule 416 under the Securities Act, this Registration Statement also covers such additional number of shares of common stock as may be issuable upon a stock split, stock dividend or similar transaction.

(2)	The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), using the average of the high and low prices of the Registrant’s Common Stock as reported on The Nasdaq National Market on August 12, 2003, which was approximately $4.01 per share.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED AUGUST 14, 2003

PROSPECTUS

SONUS PHARMACEUTICALS, INC.

5,895,102 Shares of Common Stock
($0.001 par value)

     This prospectus relates to the offer and sale from time to time of up to 3,930,071 shares of our outstanding common stock, and up to 1,965,031 shares of our common stock issuable upon the exercise of warrants, which are held by certain stockholders named in this prospectus.

     The prices at which such stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is traded on The Nasdaq National Market under the symbol “SNUS.” On August 13, 2003, the last reported sale price of our common stock was $4.15 per share.

See “Risk Factors” beginning on page 3 to read about the risks you should consider carefully before buying shares of our common stock.

     The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement containing this prospectus, which was filed with the Securities and Exchange Commission, is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The date of this Prospectus is August      , 2003.

ABOUT SONUS PHARMACEUTICALS
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION BY REFERENCE
SIGNATURES
EXHIBIT INDEX
EXHIBIT 5.1
EXHIBIT 23.1

ABOUT SONUS PHARMACEUTICALS

     In this prospectus, the terms “Sonus”, the “Company”, “we”, “us”, and “our” refer to Sonus Pharmaceuticals, Inc.

     Sonus has designed and developed a proprietary drug delivery technology to address the formulation challenges of certain categories of therapeutic drugs. We are applying our novel TOCOSOL™ drug delivery technology to therapeutic drugs to make them safer, easier to administer and more effective.

     Our lead product, TOCOSOL Paclitaxel, is a novel formulation of paclitaxel, one of the world’s most widely prescribed anti-cancer drugs. Paclitaxel is the active ingredient in Taxol®, which is approved in the U.S. for the treatment of breast, ovarian and non-small cell lung cancers and Kaposi’s sarcoma. Our product, TOCOSOL Paclitaxel, is a ready-to-use injectable paclitaxel emulsion that can be administered to patients in 15 minutes instead of the typical three-hour infusion required with currently marketed products. We have recently completed patient enrollment in multiple Phase 2 clinical studies for TOCOSOL Paclitaxel to evaluate safety and efficacy in multiple tumor types. We expect to initiate additional clinical studies with TOCOSOL Paclitaxel in late 2003.

     We are also developing a second cancer product, TOCOSOL Camptothecin, which is a novel injectable formulation of camptothecin. We submitted an Investigational New Drug Exemption application (IND) to the FDA for TOCOSOL Camptothecin in late 2002. Resources permitting, we expect to begin a Phase 1 study by the end of 2003.

     Consistent with our strategy to develop a pipeline of proprietary new formulations of drug candidates, we are evaluating a variety of therapeutic drug formulations utilizing our TOCOSOL drug delivery technology. We currently have formulations under investigation in areas that target cancer and other serious diseases. Our research and development efforts on these are preliminary and we cannot give any assurance that any of these compounds will be successful or that INDs will be filed.

     More comprehensive information about our products and us is available through our World Wide Web site at www.sonuspharma.com. The information on our Web site is not incorporated by reference into this prospectus. Our executive offices are located at 22026 20th Avenue S.E., Bothell, Washington 98021; telephone (425) 487-9500.

RISK FACTORS

     Your investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus and incorporated by reference in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

     If we fail to develop products, then we may never realize revenue from product commercialization.

     A key element of our business strategy is to utilize our technologies for the development and commercialization of products that utilize our drug delivery technology. The initial application of our drug delivery technology, TOCOSOL, is a novel approach to the formulation of water insoluble compounds for therapeutic applications. Significant expenditures in additional research and development, clinical testing, regulatory, manufacturing, and sales and marketing activities will be necessary in order for us to demonstrate the efficacy of our products, or commercialize any products developed with our technology. There can be no assurance that TOCOSOL Paclitaxel or any of our other current products under development or any future products will be safe or efficacious.

     Even if we are successful in developing our products, there is no assurance that such products will receive regulatory approval or that a commercially viable market will develop. While it is our strategy to develop additional products under our drug delivery technology by entering into feasibility study agreements with companies who own active compounds, there can be no assurance that we will enter into any feasibility studies. Moreover, there can be no assurance that these feasibility studies will result in development or license agreements. Without feasibility studies or development or license agreements, we may need to scale back or terminate our efforts to develop other products using our drug delivery technology.

     We have a history of operating losses which we expect will continue and we may never become profitable.

     We have experienced significant accumulated losses since our inception, and are expected to incur net losses for the foreseeable future. These losses have resulted primarily from expenses associated with our research and development activities, including nonclinical and clinical trials, and general and administrative expenses. As of June 30, 2003, our accumulated deficit totaled $45.7 million. We anticipate that our operating losses will continue as we further invest in research and development for our products. We will not generate any product revenues unless and until we receive regulatory approval, which will not occur in the near future. Even if we generate significant product revenues, there can be no assurance that we will be able to achieve or sustain profitability. Our results of operations have varied and will continue to vary significantly and depend on, among other factors:

•	The timing and costs of clinical trials and regulatory approvals;

•	Entering into new collaborative or product license agreements;

•	The timing and costs of technology transfer associated with manufacturing and supply agreements;

•	The timing of payments, if any, under collaborative partner agreements; and

•	Costs related to obtaining, defending and enforcing patents.

     Governmental regulatory requirements are lengthy and expensive and failure to obtain necessary approvals will prevent us or our partners from commercializing a product.

     We are subject to uncertain governmental regulatory requirements and a lengthy approval process for our products prior to any commercial sales of our products. The development and commercial use of our products are regulated by the U.S. Food and Drug Administration, or FDA, the European Medicines Evaluation Agency, or EMEA, and comparable regulatory agencies in other countries. The regulatory approval process for new products is lengthy and expensive. Before we can file an application with the FDA and comparable international agencies, the product candidate must undergo extensive testing, including animal studies and human clinical trials that can take many years and require substantial expenditures. Data obtained from such testing may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, changes in regulatory policy for product approval may cause additional costs in our efforts to secure necessary approvals.

     Our drug delivery products are subject to significant uncertainty because they are in the early stages of development and are subject to regulatory approval. We filed an Investigational New Drug Exemption application, or IND, with the FDA for TOCOSOL Paclitaxel in September 2000 and completed the Phase 1 clinical study for this product in August 2002. In March 2002, we initiated the first four Phase 2a clinical trials for TOCOSOL Paclitaxel. Included in this first group of Phase 2a clinical trials was a trial in colorectal cancer that was terminated in 2002 due to insufficient indications of efficacy. As of June 30, 2003, we have completed enrollment in the current Phase 2 program. There can be no assurance that current and future clinical studies will demonstrate that TOCOSOL Paclitaxel will be safe or efficacious, that the required comparable pharmacokinetic profile to Taxol will be proven in connection with our 505(b)(2) strategy, or that we will file a New Drug Application. We are also currently engaged in the development of a formulation of camptothecin using our TOCOSOL drug delivery technology. We filed an IND for TOCOSOL Camptothecin with the FDA in late 2002 and, resources permitting, expect to begin a Phase 1 study by the end of 2003. The results of pre-clinical and clinical testing of our products are uncertain and regulatory approval of our products may take longer or be more expensive than anticipated, which could have a material adverse affect on our business, financial condition and results of operations. We cannot predict if or when any of our products under development will be commercialized.

     Our future prospects are heavily dependent on the results of TOCOSOL Paclitaxel.

     Most of our attention and resources are directed to the development of TOCOSOL Paclitaxel. If TOCOSOL Paclitaxel is ultimately ineffective in treating cancer, does not receive the necessary regulatory approvals or does not obtain commercial acceptance, we will be materially adversely affected.

     We depend on third parties for funding, clinical development, manufacturing and distribution.

     We are dependent, and may in the future be dependent, on third parties for funding or performance of a variety of key activities including research, clinical development, manufacturing, marketing, sales and distribution of our products. Our current business strategy is to enter into agreements with third parties both to license rights to our potential products and to develop and commercialize new products. We currently do not have any arrangements with third parties in place, which will provide any funding to the Company. If we are unable to establish these arrangements with third parties, if they are terminated or the collaborations are not successful, we will be required to identify alternative partners to fund or perform research, clinical development, manufacturing, marketing, sales and/or distribution, which could have a material adverse effect on our business, financial condition and results of operations. Our success depends in part upon the performance by these collaborators of their responsibilities under these arrangements. We have no control over the resources that any potential partner may devote to the development and commercialization of products under these collaborations and our partners may fail to conduct their collaborative activities successfully or in a timely manner. In connection with the manufacturing scale-up project for TOCOSOL Paclitaxel, we signed a manufacturing agreement with SICOR Pharmaceuticals, Inc. in July 2002 for the manufacturing of clinical and commercial supplies of the product.

     We will need additional capital in the future, and if it is not available on terms acceptable to us, or at all, we may need to scale back our development and commercialization activities.

     Our development efforts to date have consumed and will continue to require substantial amounts of cash, and we have generated only limited revenues from payments received from our contractual agreements and from the assignment of substantially all of our ultrasound contrast intellectual property. Based on our current operating plan, including planned clinical trials and other product development costs, we estimate that existing cash and marketable securities will be sufficient to meet our cash requirements through approximately mid-2005. However, we will need substantial additional capital to complete the development of TOCOSOL Paclitaxel as well as other product candidates and to meet our other cash requirements in the future. Our future capital requirements depend on many factors including:

•	The time and costs required to complete preclinical development and clinical trials and obtain regulatory approvals;

•	The ability to attract and retain new collaborative agreement partners;

•	The time and costs required to complete the technology transfer associated with manufacturing and supply agreements;

•	The ability to obtain funding under contractual and licensing agreements; and

•	The costs of filing, prosecuting, enforcing and defending patents, patent applications, patent claims and trademarks.

     Any future equity financing, if available, may result in substantial dilution to existing stockholders, and debt financing, if available, may include restrictive covenants. If we are unable to raise additional financing, we will have to substantially reduce our expenditures, scale back the development of our products and new product research and development, or license to others products that we otherwise would seek to commercialize ourselves, which could seriously harm our business, and explore other strategic alternatives.

     Future U.S. or international legislative or administrative actions also could prevent or delay regulatory approval of our products.

     Even if regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed. A marketed product also is subject to continual FDA, EMEA and other regulatory agency review and regulation. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions. In addition, if marketing approval is obtained, the FDA, EMEA or other regulatory agency may require post-marketing testing and surveillance programs to monitor the product’s efficacy and side effects. Results of these post-marketing programs may prevent or limit the further marketing of a product.

     Failure to satisfy Nasdaq National Market Listing requirements may result in our common stock being delisted from The Nasdaq National Market.

     Our common stock is currently listed on The Nasdaq National Market under the symbol “SNUS.” For continued inclusion on The Nasdaq National Market, we must maintain among other requirements stockholders’ equity of at least $10.0 million, a minimum bid price of $1.00 per share and a market value of our public float of at least $5.0 million; or market capitalization of at least $50 million, a minimum bid price of $3.00 per share and a market value of our public float of at least $15.0 million. As of June 30, 2003, we had stockholders’ equity of $10.4 million. In July 2003, we raised $13.1 million of additional equity in a private placement transaction. In the event that we fail to satisfy the listing standards on a continuous basis, our common stock may be removed from listing on The Nasdaq National Market. If our common stock were delisted from The Nasdaq National Market, our common stock may be transferred to the Nasdaq SmallCap Market if we satisfy the listing criteria for the Nasdaq SmallCap Market or trading of our common stock, if any, may be conducted in the over-the-counter market in the so-called “pink sheets” or, if available, the NASD’s “Electronic Bulletin Board.” In addition, delisting from Nasdaq may subject our common stock to so-called “penny stock” rules. These rules impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. Consequently, broker-dealers may be less willing or able to sell and/or make a market in our common stock. Additionally, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, our common stock. As a result of a delisting, it may become more difficult for us to raise funds through the sale of our securities.

     The development of pharmaceutical products in general and the development of paclitaxel reformulations in particular is extremely competitive, and if we fail to compete effectively, it would negatively impact our business.

     Competition in the development of pharmaceutical products is intense and expected to increase. We also believe that other medical and pharmaceutical companies will compete with us in the areas of research and development, acquisition of products and technology licenses, and the manufacturing and marketing of our products. Success of products in these fields will be based primarily on:

•	Efficacy;

•	Safety;

•	Price;

•	Ease of administration;

•	Breadth of approved indications; and

•	Physician, healthcare payer and patient acceptance.

     Several other companies are developing paclitaxel reformulations with a goal of delivering a more effective and tolerable therapy than the approved paclitaxel products. Some of these products are further in development than TOCOSOL Paclitaxel and may achieve regulatory approval before our product. In addition, Aventis has a docetaxel product, Taxotere®, which is similar to paclitaxel and is marketed for the treatment of breast and non-small cell lung cancers. As a result of the increased competition, the price for paclitaxel products has been under pressure.

     Many of our competitors and potential competitors, including large pharmaceutical, chemical and biotechnology concerns and universities and other research institutions, have substantially greater financial, technical and human resources than we do and have substantially greater experience in developing products, obtaining regulatory approvals and marketing and manufacturing medical products. Accordingly, these competitors may succeed in obtaining FDA approval for their products more rapidly than us. In addition, other technologies or products may be developed that have an entirely different approach that would render our technology and products noncompetitive or obsolete. If we fail to compete effectively, it would have a material adverse effect on our business, financial condition and results of operations.

     We rely on third party suppliers and manufacturers to produce products that we develop and failure to retain such suppliers and manufacturers would adversely impact our ability to commercialize our products.

     We currently rely on third parties to supply the chemical ingredients necessary for our drug delivery products. Currently, Indena SpA is our primary supplier of paclitaxel, the main ingredient in TOCOSOL Paclitaxel. The chemical ingredients for our products are manufactured by a limited number of vendors. The inability of these vendors to supply medical-grade materials to us could delay the manufacturing of, or cause us to cease the manufacturing of our products. We also rely on third parties to manufacture our products for research and development and clinical trials. SICOR Pharmaceuticals, Inc. is our primary manufacturer of TOCOSOL Paclitaxel for clinical studies and has also agreed to manufacture TOCOSOL Paclitaxel for commercialization. We previously manufactured clinical supplies of TOCOSOL Paclitaxel at other GMP certified contract laboratories. Suppliers and manufacturers of our products must operate under GMP regulations, as required by the FDA, and there are a limited number of contract manufacturers that operate under GMP regulations. Our reliance on independent manufacturers involves a number of other risks, including the absence of adequate capacity, the unavailability of, or interruptions in, access to necessary manufacturing processes and reduced control over delivery schedules. If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes or have problems with commercial scale-up, we will have to identify acceptable alternative manufacturers. The use of a new manufacturer may cause significant interruptions in supply if the new manufacturer has difficulty manufacturing products to our specifications. Further, the introduction of a new manufacturer may increase the variation in the quality of our products.

     If we fail to secure adequate intellectual property protection or become involved in an intellectual property dispute, it could significantly harm our financial results and ability to compete.

     Our success will depend, in part, on our ability to obtain and defend patents and protect trade secrets. To date, we have two United States patents issued and 23 patent applications filed in the United States pertaining to our TOCOSOL drug delivery technology as well as counterpart filings in Europe and key countries in Asia and Latin America. The patent position of medical and pharmaceutical companies is highly uncertain and involves complex legal and factual questions. There can be no assurance that any claims which are included in pending or future patent applications will be issued, that any issued patents will provide us with competitive advantages or will not be challenged by third parties, or that the existing or future patents of third parties will not have an adverse effect on our ability to commercialize our products. Furthermore, there can be no assurance that other companies will not independently develop similar products, duplicate any of our products or design around patents that may be issued to us. Litigation may be necessary to enforce any patents issued to us or to determine the scope and validity of others’ proprietary rights in court or administrative proceedings. Any litigation or administrative proceeding could result in substantial costs to us and distraction of our management. An adverse ruling in any litigation or administrative proceeding could have a material adverse effect on our business, financial condition and results of operations.

     Our commercial success will depend in part on not infringing patents issued to competitors.

     There can be no assurance that patents belonging to competitors will not require us to alter our products or processes, pay licensing fees or cease development of our current or future products. Any litigation regarding infringement could result in substantial costs to us and distraction of our management, and any adverse ruling in any litigation could have a material adverse effect on our business, financial condition and results of operations. Further, there can be no assurance that we will be able to license other technology that we may require at a reasonable cost or at all. Failure by us to obtain a license to any technology that we may require to commercialize our products would have a material adverse effect on our business, financial condition and results of operations. In addition, to determine the priority of inventions and the ultimate ownership of patents, we may participate in interference, reissue or re-examination proceedings conducted by the U.S. Patent and Trademark Office or in proceedings before international agencies with respect to any of our existing patents or patent applications or any future patents or applications, any of which could result in loss of ownership of existing, issued patents, substantial costs to us and distraction of our management.

     Reimbursement procedures and future healthcare reform measures are uncertain and may adversely impact our ability to successfully sell pharmaceutical products.

     Our ability to successfully sell any pharmaceutical products will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients for the costs of future pharmaceutical products and related treatments. In the United States, government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these payers may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these cost containment efforts. We believe that managed care organizations may seek to restrict the use of new products, delay authorization to use new products or limit coverage and the level of reimbursement for new products. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.

     If our products are not accepted by the medical community our business will suffer.

     Commercial sales of our proposed products will substantially depend upon the products’ efficacy and on their acceptance by the medical community. Widespread acceptance of our products will require educating the medical community as to the benefits and reliability of the products. Our proposed products may not be accepted, and, even if accepted, we are unable to estimate the length of time it would take to gain such acceptance.

     If we lose our key personnel or are unable to attract and retain qualified scientific and management personnel, we may be unable to become profitable.

     We are highly dependent on our key executives. The loss of any of these key executives or the inability to recruit and retain qualified scientific personnel to perform research and development and qualified management personnel could have a material adverse effect on our business, financial condition and results of operations. We do not have employment contracts with any of our key personnel and we do not maintain insurance policies that would compensate us for the loss of their services. There can be no assurance that we will be able to attract and retain such personnel on acceptable terms, if at all, given the competition for experienced scientists and other personnel among numerous medical and pharmaceutical companies, universities and research institutions.

     The businesses in which we engage have a risk of product liability, and in the event of a successful suit against us, our business could be severely harmed.

     The testing, marketing and sale of pharmaceutical products entails a risk of product liability claims by consumers and others. While we currently maintain product liability insurance, which we believe to be adequate for current applications of our products, such insurance may not continue to be available at a reasonable cost or may not be sufficient to fully cover any potential claims. In the event of a successful suit against us, the lack or insufficiency of insurance coverage could have a material adverse effect on our business and financial condition.

     Since we use hazardous materials in our business, we may be subject to claims relating to improper handling, storage or disposal of these materials.

     Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, we could be held liable for any damages that result and any such liability not covered by insurance could exceed our resources. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or production efforts.

     Market volatility may affect our stock price and the value of an investment in our common stock may be subject to sudden decreases.

     The trading price for our common stock has been, and we expect it to continue to be, volatile. The price at which our common stock trades depends upon a number of factors, including our historical and anticipated operating results, preclinical and clinical trial results, market perception of the prospects for biotechnology companies as an industry sector and general market and economic conditions, some of which are beyond our control. Factors such as fluctuations in our financial and operating results, changes in government regulations affecting product approvals, reimbursement or other aspects of our or our competitors’ businesses, FDA review of our product development activities, the results of preclinical studies and clinical trials, announcements of technological innovations or new commercial products by us or our competitors, developments concerning key personnel and our intellectual property rights, significant collaborations or strategic alliances and publicity regarding actual or potential performance of products under development by us or our competitors could also cause the market price of our common stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may lower the market price of our common stock. Moreover, during periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to the companies’ operating performance. Also, biotechnology stocks may be volatile even during periods of relative market stability. Accordingly, our common stock may be subject to greater price volatility than the stock market as a whole.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” above and in the documents incorporated by reference. We undertake no duty to update any of these forward-looking statements.

USE OF PROCEEDS

     The proceeds from the sale of each selling stockholder’s common stock will belong to that selling stockholder. We will not receive any proceeds from such sales.

SELLING STOCKHOLDERS

     We issued 3,930,071 shares of common stock and warrants to purchase an additional 1,965,031 shares of common stock on July 28, 2003 in a private placement to certain stockholders set forth below. Pursuant to a Registration Rights Agreement dated July 25, 2003, we agreed to file a registration statement of which this prospectus is a part with the Securities and Exchange Commission to register the resale of the shares of our common stock we issued, and which we will issue upon exercise of warrants, to those stockholders and to keep the registration statement effective until the earlier of the date on which the shares registered hereunder are sold, the date on which the shares registered hereunder can be sold without registration and without restriction as to the number of shares that may be sold, or the second anniversary of the last date on which shares are issued pursuant to the terms of the warrants. None of the selling stockholders have any position, office or material relationship with the Company.

     The following table sets forth: (1) the name of each of the selling stockholders for whom we are registering the resale of shares under this registration statement; (2) the number of shares of our common stock owned by each such selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our common stock to be owned by each such selling stockholder after this offering.

		Common
	Common	Stock Being	Common	Percentage of
	Stock	Offered	Stock Owned	Common Stock
	Owned	Pursuant to	Upon	Owned Upon
	Prior to the	this	Completion of	Completion of
Name	Offering	Prospectus	this Offering	this Offering

MPM BioEquities Master Fund, LP (1)	842,452	842,452	0	0
MPM BioEquities Investors Fund, LLC (2)	3,466	3,466	0	0
MPM BioEquities Fund GMBH & Co KG(3)	9,079	9,079	0	0
Luke Evnin(4)	42,133	42,133	0	0
Welch Life Sciences Fund, LP(5)	106,860	106,860	0	0
Welch Life Sciences Fund, Ltd.(6)	11,505	11,505	0	0
Welch Entrepreneurial Fund, (QP) LP(7)	265,650	265,650	0	0
Welch Entrepreneurial Fund, LP(8)	56,850	56,850	0	0
Welch Entrepreneurial Fund, Ltd.(9)	234,135	234,135	0	0
Ursus Offshore Ltd.(10)	90,750	90,750	0	0

			Common
	Common		Stock Being	Common		Percentage of
	Stock		Offered	Stock Owned		Common Stock
	Owned		Pursuant to	Upon		Owned Upon
	Prior to the		this	Completion of		Completion of
Name	Offering		Prospectus	this Offering		this Offering*

Ursus Capital L.P.(11)	134,250		134,250	0		0
Quogue Capital(12)	210,000		210,000	0		0
DKR Saturn Event Driven Holding Fund Ltd.(13)	300,000		300,000	0		0
Symmetry Capital Qualified Partners, L.P.(14)	28,650		28,650	0		0
Symmetry Capital Partners, L.P.(15)	57,750		57,750	0		0
Symmetry Capital Offshore Fund LTD(16)	27,150		27,150	0		0
Symmetry Parallax Partners, L.P.(17)	9,450		9,450	0		0
Asset Management Holdings(18)	132,000		132,000	0		0
ProMed Partners, L.P.(19)	179,874		179,874	0		0
ProMed Offshore Fund, Ltd.(20)	30,801		30,801	0		0
Brookside Capital Partners Fund LP(21)	1,050,000		1,050,000	0		0
Perceptive Life Sciences Master Fund, Ltd.(22)	1,327,301		450,000	877,301		4.2%
Daniel Heller(23)	10,351		10,351	0		0
Joseph Edelman(24)	1,118,011		62,110	1,055,901		5.1%
Multi-National Consulting Services IV LLC(25)	16,563		16,563	0		0
Clarion Offshore Fund Ltd.(26)	51,759		51,759	0		0
Clarion Partners, L.P.(27)	51,760		51,760	0		0
Clarion Capital Corporation(28)	103,519		103,519	0		0
Crescent International Ltd.(29)	84,000		84,000	0		0
Domain Public Equity Partners L.P. (30)	1,425,741		1,242,235	183,506		**	%
Total	7,134,509	(31)	5,895,102	1,239,407	(31)	6.0	%(31)

     Information concerning the number of shares of common stock owned prior to the offering is, where applicable, based upon statements filed with the Securities and Exchange Commission pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934. The number of shares of common stock being offered by each selling stockholder pursuant to this prospectus consists solely of those shares of common stock issued in connection with a Securities Purchase Agreement that we entered into with that selling stockholder on July 25, 2003. For each selling stockholder, the table above assumes the sale by that selling stockholder of all of its shares of common stock available for resale under this prospectus.

  *   Based on 20,749,237 shares outstanding as of June 30, 2003.

**   less than 1%.

(1)	Includes 280,817 shares subject to warrants which are currently exercisable.

(2)	Includes 1,155 shares subject to warrants which are currently exercisable.

(3)	Includes 3,026 shares subject to warrants which are currently exercisable.

(4)	Includes 14,044 shares subject to warrants which are currently exercisable.

(5)	Includes 35,620 shares subject to warrants which are currently exercisable.

(6)	Includes 3,835 shares subject to warrants which are currently exercisable.

(7)	Includes 88,550 shares subject to warrants which are currently exercisable.

(8)	Includes 18,950 shares subject to warrants which are currently exercisable.

(9)	Includes 78,045 shares subject to warrants which are currently exercisable.

(10)	Includes 30,250 shares subject to warrants which are currently exercisable.

(11)	Includes 44,750 shares subject to warrants which are currently exercisable.

(12)	Includes 70,000 shares subject to warrants which are currently exercisable.

(13)	Includes 100,000 shares subject to warrants which are currently exercisable.

(14)	Includes 9,550 shares subject to warrants which are currently exercisable.

(15)	Includes 19,250 shares subject to warrants which are currently exercisable.

(16)	Includes 9,050 shares subject to warrants which are currently exercisable.

(17)	Includes 3,150 shares subject to warrants which are currently exercisable.

(18)	Includes 44,000 shares subject to warrants which are currently exercisable.

(19)	Includes 59,958 shares subject to warrants which are currently exercisable.

(20)	Includes 10,267 shares subject to warrants which are currently exercisable.

(21)	Includes 350,000 shares subject to warrants which are currently exercisable.

(22)	Includes 150,000 shares subject to warrants which are currently exercisable. Includes 877,301 shares reported on a Schedule 13G filed by Joseph Edelman on June 14, 2001 as discussed in note 24.

(23)	Includes 3,450 shares subject to warrants which are currently exercisable.

(24)	Includes 20,703 shares subject to warrants which are currently exercisable. As reported on a Schedule 13G filed by Joseph Edelman on June 14, 2001, the 1,055,091 shares held prior to this offering are comprised of 69,100 shares beneficially held by Mr. Edelman, 122,800 shares held by Mr. Edelman through his trading account with First New York Securities, LLC and 877,301 shares beneficially held by Perceptive Life Sciences Master Fund Ltd., of which the manager is Perceptive Advisors LLC, of which Mr. Edelman is the Managing Member.

(25)	Includes 5,521 shares subject to warrants which are currently exercisable.

(26)	Includes 17,253 shares subject to warrants which are currently exercisable.

(27)	Includes 17,253 shares subject to warrants which are currently exercisable.

(28)	Includes 34,506 shares subject to warrants which are currently exercisable.

(29)	Includes 28,000 shares subject to warrants which are currently exercisable.

(30)	Includes 414,078 shares subject to warrants which are currently exercisable.

(31)	Total does not include 877,301 shares reported as beneficially held by Perceptive Life Sciences Master Fund L.P. on a Schedule 13G filed by Joseph Edelman June 14, 2001.

PLAN OF DISTRIBUTION

     We will not receive any part of the proceeds from the sale of common stock offered pursuant to this prospectus. The shares of our common stock offered pursuant to this prospectus may be offered and sold from time to time by the selling stockholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. All or a portion of the common stock offered by this prospectus may be offered for sale from time to time on The Nasdaq National Market or on one or more exchanges, or otherwise at prices and terms then obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market, including, among others, ordinary brokerage transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares offered pursuant to this prospectus. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 or other exemption from registration may be sold under Rule 144 or other exemption rather than pursuant to this prospectus.

     There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under current applicable rules and regulations of the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares being offered pursuant to this prospectus.

     The selling security holders are not obligated to, and there is no assurance that the selling security holders will, sell any or all of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the resale of the shares covered by this prospectus. The selling stockholders will pay any applicable underwriters’ commissions and expenses, brokerage fees or transfer taxes. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed on by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules.

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements, other information and a copy of the registration statement may be inspected by anyone without charge and copies of these materials may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission, at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement and the reports, proxy statements and other information filed by us are also available through the Securities and Exchange Commission’s Web site on the World Wide Web at the following address: http://www.sec.gov.

INCORPORATION BY REFERENCE

     The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below and any additional documents filed by us with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities is terminated. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

     We hereby incorporate by reference the following documents:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 10, 2003;

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 as filed with the SEC on May 14, 2003;

3.	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 as filed with the SEC on August 13, 2003;

4.	Our Current Report on Form 8-K as filed with the SEC on April 22, 2003;

5.	Our Current Report on Form 8-K as filed with the SEC on July 10, 2003;

6.	Our Current Report on Form 8-K as filed with the SEC on August 8, 2003;

7.	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

8.	All other reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering.

     You may request a copy of these filings, at no cost, by writing or calling us at Sonus Pharmaceuticals, Inc., 22026 20th Avenue S.E., Bothell, Washington 98021, telephone number (425) 487-9500.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee.

To be paid by
Sonus
Pharmaceuticals

SEC registration fee	$1,914

Legal fees	$15,000

Accounting fees	$10,000

Miscellaneous expenses	$5,000

Total	$31,914

Item 15. Indemnification of Directors and Officers

     (a)  As permitted by the Delaware General Corporation Law, our Certificate of Incorporation eliminates the liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent otherwise prohibited by the Delaware General Corporation Law.

     (b)  Our Certificate of Incorporation provides that we will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or officer of the Company against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the Delaware General Corporation Law. Our Bylaws provide for a similar indemnity to our directors and officers to the fullest extent authorized by the Delaware General Corporation Law.

     (c)  Our Certificate of Incorporation also gives us the ability to enter into indemnification agreements with each of our officers and directors. We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements provide for the indemnification of directors and officers against any and all expenses, judgements, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

Item 16. Exhibits

Exhibit Number	Description

4.1	Form of Purchase Warrant issued by the Registrant to the selling stockholders on July 28, 2003 (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed August 8, 2003).

5.1	Opinion of Stradling Yocca Carlson & Rauth.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of Stradling Yocca Carlson & Rauth (see Exhibit 5.1).

24.1	Power of Attorney (Included in the signature pages hereof).

Item 17. Undertakings

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in our periodic reports filed with or furnished to the Commission pursuant to Section 13 of Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 as part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time as the initial bona fide offering thereof.

     (d)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bothell, State of Washington, on the 14th day of August, 2003.

SONUS PHARMACEUTICALS, INC.

By:	/s/ Richard J. Klein

Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

     We, the undersigned directors and officers of Sonus Pharmaceuticals, Inc., do hereby constitute and appoint Michael A. Martino and Richard J. Klein, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael A. Martino Michael A. Martino	President, Chief Executive Officer and Director (Principal Executive Officer)	August 14, 2003

/s/ Richard J. Klein Richard J. Klein	Chief Financial Officer (Principal Financial and Accounting Officer)	August 14, 2003

/s/ George W. Dunbar, Jr. George W. Dunbar, Jr.	Director, Co-Chairman of the Board of Directors	August 14, 2003

/s/ Christopher S. Henney Christopher S. Henney, Ph.D, D. Sc.	Director	August 14, 2003

/s/ Robert E. Ivy Robert E. Ivy	Director, Co-Chairman of the Board of Directors	August 14, 2003

/s/ Dwight Winstead Dwight Winstead	Director	August 14, 2003

EXHIBIT INDEX

Exhibit Number	Description

4.1	Form of Purchase Warrant issued by Registrant to the selling stockholders on July 28, 2003 (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K filed August 8, 2003).

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in the Opinion filed as Exhibit 5.1).

24.1	Power of Attorney (Included in the signature page hereof).